Darden Restaurants (DRI)

Darden overview

Darden is the world's largest full service restaurant company.

- Approximately 1,500 company-operated restaurants across the US and Canada.
- Seven restaurant concepts spanning both casual dining and fine dining.
- Largest real estate portfolio in the casual dining industry.

Financial Overview

Trading data

($ in millions)

Stock price	**$48.07**
Shares outstanding	**132.3**
Market cap	**$6,323**
Net Debt	**$1,652**[(1)]
Enterprise value	**$7,975**
Dividend yield	**4.6%**

FY 2014 results

Revenue	**$6,286**
EBITDA	**$632**
EPS	**$2.47**

Revenue Breakdown


SRG
20%
Olive
Garden
58%
LongHorn
22%

Source: Bloomberg, Capital IQ and company filings.
Note: As of September 5, 2014 and pro forma .
(1) Estimated net debt post debt pay down and share repurchases with proceeds from Red Lobster sale.

Darden overview (cont'd)

Darden's brands include 2 core flagship chains and 5 high-quality growth concepts.

Core brands

Olive Garden

Leading Italian casual dining concept

837 restaurants

AUV: $4.4 million

FY 2014 revenue: $3.6 billion (58% of total revenue)

LongHorn Steakhouse

Full-service steakhouses

464 restaurants

AUV: $3.1 million

FY 2014 revenue: $1.4 billion (22% of total revenue)

Specialty Restaurant Group (SRG)

Brand	Unit count / AUV
The Capital Grille	54 / $7.1 million
Yard House	52 / $8.2 million
Seasons 52 Fresh Grill	38 / $5.7 million
Bahama Breeze Island Grille	37 / $5.6 million
Eddie V's Prime Seafood	15 / $6.0 million

Source: Company presentation and company filings.

Opportunities for value creation at Darden

DARDEN

Adjusting for real estate ownership, Darden's margins are significantly below peers, despite the fact that it has an enormous scale advantage and is led by Olive Garden, which should be an extremely profitable concept given its high AUVs and pasta focus.

- DRI's low fully-leased EBITDA margins reflect a bloated cost structure and poor operating performance.

Estimated LTM EBITDA margins on a fully-leased basis

($ in millions)



16%
14%
12%
10%
8%
6%
4%
2%
0%
(2%)
14.9%
14.8%
12.7%
12.4%
10.3%
10.3%
9.9%
8.6%
7.4%
(0.7%)
BWLD*(1)
DFRG(2)
CAKE*
EAT
TXRH*
BBRG
RRGB*
BLMN
DRI
RT
Median: 10.3%
Despite high AUVs and industry leading revenue, Darden's operating performance is significantly worse than peers

	BWLD	DFRG	CAKE	EAT	TXRH	BBRG	RRGB	BLMN	DRI	RT	Median
2013 AUVs:	$2.8	$7.3	$10.4	$3.2	$4.2	$4.1	$2.8	$3.2	**$4.1**	$1.7	**$3.2**
LTM Revenue:	$1,267	$272	$1,878	$2,861	$1,423	$411	$1,107	$4,129	**$8,740**	$1,189	**$1,267**

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: As of March 31, 2014. Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%.
* Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases: no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

Opportunities for value creation at Darden

DARDEN

Darden's stock price has materially underperformed both the broader equity markets, its Proxy Peer Group and its closest direct competitors over the last 1-, 3-, and 5-year measurement periods.

Summary Returns

	Share Price Performance (1)		
	1 Year	**3 Year**	**5 Year**
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group (2)	29%	93%	412%
Closest Direct Peers (3)	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Five-Year Stock Price Chart



600%
500%
400%
300%
200%
100%
0%
Mar-09
Jan-10
Nov-10
Sep-11
Jul-12
May-13
Mar-14
Darden
Closest Direct Competitors
Russell 3000 Restaurant Sector Index
Proxy Peer Group
S&P 500 Index

Three-Year Stock Price Chart



100%
75%
50%
25%
0%
-25%
Mar-11
Oct-11
May-12
Dec-12
Jul-13
Mar-14
Darden
Closest Direct Competitors
Russell 3000 Restaurant Sector Index
Proxy Peer Group
S&P 500 Index

One-Year Stock Price Chart



40%
30%
20%
10%
0%
-10%
Mar-13
May-13
Jul-13
Oct-13
Dec-13
Mar-14
Darden
Closest Direct Competitors
Russell 3000 Restaurant Sector Index
Proxy Peer Group
S&P 500 Index

Source: Capital IQ.
Note: For each time period, excludes companies not publicly traded throughout that entire period.
(1) As of March 14, 2014, adjusted for dividends.
(2) Proxy Group consists of companies used in the Company's proxy statement to set executive compensation.
(3) Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.

Our plan for Darden

DARDEN

We believe there is a significant opportunity to unlock value at Darden.

Our plan

1. A substantial Company-wide **operational improvement** plan designed to reduce costs meaningfully and put restaurant performance on par with Darden's better-performing peers.

2. An **evaluation of all options for the Company's real estate holdings**, including a tax-efficient sale or REIT spin-off of the owned properties.

3. An evaluation of the most logical and efficient **combination of restaurant concepts** to be spun out or otherwise separated from Darden.

4. An evaluation of other value creation initiatives, such as **franchising** certain concepts to take advantage of international growth opportunities, as well as domestic opportunities in certain markets, and re-franchising certain existing stores in markets where Darden has operational deficiencies, in order to improve both restaurant operating performance and returns on capital.

Note: While we expect that our turnaround plan will be implemented, if a majority of our nominees are elected, depending on the circumstances existing at the time of the nominees' election, there can be no guarantee that the turnaround plan will be ultimately implemented. There can also be no guarantee that even if implemented, that the turnaround plan will ultimately create value for shareholders. However, the value enhancing initiatives under the turnaround plan have been carefully devised with the assistance of a group of advisors, together with our nominees, with an eye towards improving the Company's operations and enhancing shareholder value.